UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024 (Report No. 2)
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rechovot 7670314
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Execution of Sales Agreement

On July 29, 2024, SatixFy Communications Ltd., or the Company, entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, ordinary shares, no par value, or the Ordinary Shares. The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3 (File No. 333-279869), the prospectus contained therein and the prospectus supplement filed with the Securities and Exchange Commission dated July 29, 2024.

The Company is not obligated to sell any Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The NYSE American LLC to sell Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The Company will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K, or this Report, and is incorporated herein by reference.

The legal opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the Ordinary Shares that may be sold pursuant to the Sales Agreement is filed as Exhibit 5.1 to this Report.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

 This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
10.1	Sales Agreement by and between SatixFy Communications Ltd., and A.G.P./Alliance Global Partners, dated July 29, 2024.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: July 29, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer